
05005616

File No. 82-34802



SUPPL

GRANDE CACHE COAL CORPORATION
NEWS RELEASE

GRANDE CACHE COAL CORPORATION TO HOLD CONFERENCE CALL

Calgary, Alberta (GCE-TSX), February 2, 2005 – Grande Cache Coal Corporation ("Grande Cache" or the "Company") will hold an investor conference call on Thursday, February 3, 2004 at 11:00 a.m. (Mountain time), 1:00 p.m. (Eastern time) to review the Company's project update press release issued on January 28, 2005. Robert Stan, the President and Chief Executive Officer of Grande Cache, will host the call. The media are invited to participate in a listen-only mode.

To participate in the conference call, please dial 416-640-4127 or 800-814-4859 approximately 10 minutes prior to the call. An archived recording of the call will be available shortly after the completion of the call, through February 10, 2005, by dialling 416-640-1917 or 877-289-8525 and entering pass code 21112189#.

A live and archived audio webcast of the conference call will be available from the Company's website at www.gccoal.com.

Grande Cache is an Alberta based metallurgical coal mining company whose experienced team of coal professionals is developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact either:

Robert H. Stan, President and Chief Executive Officer or
Thomas E. Pierce, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 250, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.


RECEIVED
FEB 04 2005
202
PROCESSING
SECTION